STATEMENT OF INVESTMENTS
Dreyfus Insured Municipal Bond Fund, Inc.
July 31, 2006 (Unaudited)

Long-Term Municipal Investments--98.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.8%				
Albertville, GO Warrants (Insured; XLCA)	5.00	5/1/12	205,000	216,882
Albertville, GO Warrants (Insured; XLCA)	5.00	5/1/13	215,000	229,061
Aubum University, General Fee Revenue (Insured; MBIA)	5.75	6/1/17	1,000,000	1,077,390
Birmingham, GO Capital Improvement (Insured; AMBAC)	5.00	12/1/32	1,780,000	1,819,107
Alaska--4.2%				
Alaska International Airports System, Revenue (Insured; AMBAC)	5.75	10/1/12	4,500,000 a	4,971,600
California--6.1%				
Glendora Unified School District, GO (Insured; MBIA)	5.25	8/1/26	1,400,000	1,500,702
Golden State Tobacco Securitization, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; AMBAC)	5.00	6/1/29	1,670,000	1,705,872
Los Angeles Department of Water and Power, Power System Revenue (Insured; MBIA)	5.00	7/1/24	1,500,000	1,535,460
San Diego Unified School District (Insured; FGIC)	0.00	7/1/15	3,690,000	2,529,495
Colorado--1.2%				
Adams County, PCR (Public Service Co. of Colorado Project) (Insured; MBIA)	4.38	9/1/17	300,000	301,041
Douglas County School District, Number 1 Reorganized, Douglas and Elbert Counties (Colorado School District Enhance Program) (Insured; FGIC)	5.75	12/15/17	1,000,000	1,119,640
Connecticut--1.7%				
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FGIC)	5.00	1/1/23	2,000,000	2,082,220
Delaware--6.0%				
Delaware Economic Development Authority, Water Revenue (United Water Delaware Inc. Project) (Insured; AMBAC)	6.20	6/1/25	5,000,000	5,058,800
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.25	1/1/13	2,015,000 a	2,173,379
Florida--3.1%				
Orange County, Sales Tax Revenue (Insured; FGIC)	5.13	1/1/23	1,000,000	1,050,550
Tampa Bay Water, Utility System Improvement Revenue (Insured; FGIC)	5.25	10/1/19	2,575,000	2,720,075
Idaho--1.8%				
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/12	45,000 a	48,521
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/22	1,955,000	2,079,788
Illinois--3.0%				
Chicago, GO (Insured; FGIC)	5.50	7/1/10	675,000 a	722,581
Chicago, GO (Insured; FGIC)	5.50	1/1/40	325,000	343,102
Chicago O'Hare International Airport, Revenue (General Airport Third Lien) (Insured; MBIA)	5.25	1/1/27	2,500,000	2,581,200
Indiana--3.1%				
Indiana Educational Facilities Authority, Educational Facilities Revenue (Butler University Project) (Insured;				

MBIA)	5.50	2/1/26	3,500,000	3,677,485
Kansas--2.0%				
Neosho County Unified School Disctrict Number 413, GO (Insured; FSA)	5.00	9/1/20	1,075,000	1,129,255
Neosho County Unified School District Number 413, GO (Insured; FSA)	5.00	9/1/21	1,200,000	1,257,216
Michigan--.9%				
Detroit School District, GO (School Building and Site Improvement) (Insured; FGIC)	5.00	5/1/28	1,000,000	1,022,040

Minnesota--.9%				
Prior Lake-Savage Area Schools Independent School District Number 719, GO School Building (Insured; FSA)	5.00	2/1/18	1,000,000	1,058,530
Missouri--2.3%				
Saint Louis, Airport Revenue (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	2,500,000 [a]	2,704,525
New Jersey--9.7%				
New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Co. Project) (Insured; MBIA)	6.40	5/1/32	7,100,000	7,152,966
New Jersey Turnpike Authority, Turnpike Revenue (Insured; AMBAC)	5.00	1/1/35	1,500,000	1,526,775
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.25	1/1/26	1,500,000	1,670,475
Rutgers, The State University, GO (Insured; FGIC)	5.00	5/1/31	1,245,000	1,284,852
New York--10.2%				
Metropolitan Transportation Authority (State Service Contract) (Insured; MBIA)	5.50	1/1/20	2,000,000	2,160,420
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC)	5.50	11/15/19	5,000,000	5,423,200
Metropolitan Transportation Authority, Transportation Revenue (Insured; FGIC)	5.00	11/15/32	1,350,000	1,387,665
New York City (Insured; FSA)	5.25	8/15/15	2,000,000	2,163,240
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; MBIA)	5.00	6/15/28	1,000,000	1,036,560
Ohio--4.3%				
Cincinnati City School District, Classroom Facilities Construction and Improvement (Insured; FSA)	5.00	12/1/31	1,655,000	1,707,662
Cleveland State University, General Receipts (Insured; FGIC)	5.00	6/1/34	1,150,000	1,185,627
Ohio Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.50	2/15/17	1,995,000	2,228,954
Oregon--2.2%				
Oregon, Department of Administrative Services, Lottery Revenue (Insured; FSA)	5.00	4/1/12	1,500,000	1,589,340
Portland, Second Lien Sewer System Revenue (Insured; MBIA)	5.00	6/15/17	1,000,000	1,069,570
Pennsylvania--2.3%				
Pennsylvania Turnpike Commission, Registration Fee Revenue (Insured; FSA)	5.25	7/15/23	1,000,000	1,107,770
Perkiomen Valley School District, GO (Insured; FSA)	5.25	3/1/28	1,550,000	1,636,676
South Carolina--2.3%				
Spartanburg Sanitary Sewer District, Sewer System Revenue (Insured; MBIA)	5.25	3/1/30	1,000,000	1,051,300
University of South Carolina, Athletic Facilities Revenue (Insured; AMBAC)	5.50	5/1/22	1,575,000	1,685,155
Texas--8.9%				
Austin, Electric Utility System Revenue (Insured; FSA)	5.00	11/15/14	1,000,000	1,067,720
Houston Area Water Corp., City of Houston Contract Revenue (Northeast Water Purification Plant Project) (Insured; FGIC)	5.25	3/1/23	2,470,000	2,601,577
Irving, Waterworks and Sewer System New Lien Revenue (Insured; FSA)	5.25	8/15/18	500,000	540,295
San Antonio, Water System Revenue (Insured; FSA)	5.50	5/15/19	1,000,000	1,072,230

San Antonio,				
Water System Revenue (Insured;				
FSA)	5.50	5/15/20	2,500,000	2,675,250
Texas Turnpike Authority,				
Revenue (Central Texas				
Turnpike System) (Insured;				
AMBAC)	5.50	8/15/39	2,500,000	2,672,275
Utah--1.6%				
Utah State University,				
Student Fee and Housing System				
Revenue (Insured; MBIA)	5.00	4/1/29	1,850,000	1,906,277
Virginia--7.5%				
Danville Industrial Development				
Authority, HR (Danville				
Regional Medical Center)				
(Insured; AMBAC)	5.25	10/1/28	1,500,000	1,637,805
Upper Occoquan Sewer Authority,				
Regional Sewer Revenue				
(Insured; MBIA)	5.15	7/1/20	5,210,000	5,672,856
Virginia University,				
Revenue (General Pledge)				
(Insured; AMBAC)	5.00	5/1/14	1,615,000	1,720,734
West Virginia--10.4%				
West Virginia				
(Insured; FGIC)	0.00	11/1/26	5,450,000	2,073,344
West Virginia				
(Insured; FGIC)	6.50	11/1/26	2,600,000	3,159,390
West Virginia Building Commission,				
LR (West Virginia Regional				
Jail) (Insured; AMBAC)	5.38	7/1/21	2,505,000	2,765,645
West Virginia Higher Education				
Policy Commission, Revenue				
(Higher Education Facilities)				
(Insured; FGIC)	5.00	4/1/29	2,000,000	2,059,540
West Virginia Water Development				
Authority, Water Development				
Revenue (Loan Program II)				
(Insured; AMBAC)	5.25	11/1/23	1,000,000	1,070,780
West Virginia Water Development				
Authority, Water Development				
Revenue (Loan Program II)				
(Insured; AMBAC)	5.00	11/1/29	1,400,000	1,446,242
Wisconsin--.2%				
Tomahawk School District,				
GO (Insured; FSA)	5.05	3/1/11	235,000 [a]	247,798
Total Investments (cost $113,570,966)			**98.7%**	**118,173,482**
Cash and Receivables (Net)			**1.3%**	**1,569,292**
Net Assets			**100.0%**	**119,742,774**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are
     collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the
     municipal issue and to retire the bonds in full at the earliest refunding date.
b   At July 31, 2006, 28.0% of the fund's net assets are insured by AMBAC and 29.7% are insured by MBIA.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi
annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation	CP	Commercial Paper
EDR	Economic Development Revenue	EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank	FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	FSA	Financial Security Assurance
GAN	Grant Anticipation Notes	GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	GO	General Obligation
HR	Hospital Revenue	IDB	Industrial Development Board
IDC	Industrial Development Corporation	IDR	Industrial Development Revenue
LOC	Letter of Credit	LOR	Limited Obligation Revenue
LR	Lease Revenue	MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		